Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
June 22, 2011 BY EDGAR Edward P. Bartz Law Clerk Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com Lawrence R. Hamilton Direct Tel +1 312 701 7055 Direct Fax +1 312 706 8333 lhamilton@mayerbrown.com

Re:	Duff & Phelps Global Utility Income Fund Inc.
File Nos. 333-172883 and 811-22533

Dear Mr. Bartz:

On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Commission (the “Staff”) set forth in your letter dated April 8, 2011. This correspondence is being filed in electronic format today with the Securities and Exchange Commission (the “Commission”). These responses are also being incorporated into Amendment No. 1 to the Registration Statement on Form N-2 under the Securities Act of 1933 (File No. 333-172883) and the Investment Company Act of 1940 (File No. 811-22533) (the “Amended Registration Statement”) expected to be filed with the Commission promptly after we have confirmed with you that our proposed resolutions of the Staff’s key comments are acceptable.

This letter is submitted to respond on a point-by point basis to the Staff’s comments. Each of the Staff’s comments is set forth below (with page references unchanged) and is followed by the Fund’s response (with page references to the Amended Registration Statement). For reference we have attached copies of the relevant pages from the Amended Registration Statement reflecting the revisions noted.

COMMISSION COMMENTS FOLLOWED BY COMPANY RESPONSES

PROSPECTUS

Cover Page — Fund Name

1.

The Fund’s name includes the term “global,” and the prospectus sets forth a Fund policy to invest a varying percentage of the Fund’s assets in issuers located outside the United States and Canada, such that no more than 60% of the Fund’s assets are invested in these issuers. Please add disclosure clarifying that a significant amount of the Fund’s assets will be invested outside the United States. For example, the Fund might provide a policy regarding the minimum percentage of assets the Fund will

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Mr. Bartz

Securities and Exchange Commission

June 22, 2011

invest, under normal market conditions, in issuers located outside the United States. We may have additional comments based on your response.

Response:

As requested, on page 1 of the prospectus and elsewhere in the Amended Registration Statement, as appropriate, we have added disclosure to clarify that a significant amount of the Fund’s assets will be invested outside the United States by providing (a) that 80% of the Fund’s total assets will be invested in at least 3 countries, including the United States, and (b) no less than 40% of the Fund’s total assets (and no more than 75% of the Fund’s total assets) will be invested in issuers located outside the United States.

Inside Cover Page — Leverage (Page 2)

2.	This section describes the Fund’s policy to utilize Leverage Instruments in an amount that represents approximately 30% of the Fund’s total assets. Please also express the amount of leverage in terms of a percentage of net assets.

Response:

As requested, we have disclosed on page 2 of the prospectus and elsewhere in the Amended Registration Statement, as appropriate, that leverage representing approximately 30% of the Fund’s total assets represents approximately 43% of the Fund’s net assets.

3.	This section also states that the Fund “generally” will not use leverage if Duff & Phelps Investment Management Company (“DPIM”) anticipates that doing so will result in a lower return to Common Shareholders over time. Please delete the word “generally” or, alternatively, explain to us the circumstances under which DPIM will use leverage if it anticipates that doing so will result in a lower return to Common Shareholders over time.

Response:

As requested, on page 2 of the prospectus we have deleted the word “generally.”

Prospectus Summary — Investment Objectives and Principal Investment Strategies (Page 4)

4.	Disclosure states that the Fund will invest at least 80% of its total assets in dividend-paying equity securities. Please disclose in this section the market capitalization range of the equity securities in which the Fund will invest.

Mayer Brown LLP

Mr. Bartz

Securities and Exchange Commission

June 22, 2011

Response:

As requested, on page 5 of the prospectus and elsewhere in the Amended Registration Statement, as appropriate, we have disclosed that for purposes of the Fund’s policy of investing at least 80% of its total assets in dividend-paying equity securities, those dividend-paying equity securities must be issued by companies with a market capitalization of at least $500 million at the time of purchase, except with respect to companies in the telecommunications sector, which must have a market capitalization of at least $1 billion at the time of purchase.

Prospectus Summary — Leverage (Page 9)

5.	The last paragraph of this section states that DPIM may seek to hedge interest rate risks through rate swaps, caps or other derivative transactions. Please consider the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.govidivisions/investmentiguidance/ici073010.pdf.

Response:

As requested, we have considered the Staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”). In response, we have clarified the specific derivative instruments that the Fund intends to use in the first 24 months following its inception for the specific purposes identified therein. Please see page 11 of the prospectus for a discussion of the use of interest rate swaps, caps, floors and collars, page 24 of the prospectus for a discussion of covered calls and page 41 of the prospectus for a discussion of reverse repurchase agreements. In addition, we have revised the Amended Registration Statement to include either a disclosure of the associated risks related to use of each of the above mentioned derivative instruments in proximity to the disclosure of such use or we have added cross-references to such risk disclosure.

Prospectus Summary — Distributions (Page 10)

6.

The first paragraph of this section states that the Fund may make quarterly distributions in excess of its net investment income, “in which case such excess will generally be a tax-free return of capital distributed from the Fund’s assets.” Please modify the characterization of these distributions as “tax-free” by describing both the immediate and long-term tax implications for Fund shareholders associated with a return of capital. Additionally, please add disclosure to this section that distributions in excess of net investment income represent a return to investors of the money they

Mayer Brown LLP

Mr. Bartz

Securities and Exchange Commission

June 22, 2011

originally invested in the Fund.

Response:

As requested, on page 11 of the prospectus and elsewhere in the Amended Registration Statement, as appropriate, we have re-characterized the “tax-free” distributions as a return of capital to shareholders, reducing the investors’ tax basis in shares of the Fund. We have further explained that because the basis reduction would increase any future gain on a disposition of the shares the tax effectively will be deferred until common shareholders sell their common shares.

Prospectus Summary — Risks (Page 12)

7.	The prospectus states that the Fund will use leverage in an effort to enhance total returns for its shareholders. Please provide in this section a summary of the risks involved in the Fund’s use of leverage.

Response:

As requested, we have included a summary of the risks involved in the Fund’s use of leverage in the prospectus summary, beginning on page 19 of the prospectus.

Prospectus Summary — Concentration Risk (Page 14)

8.	The first sentence of this paragraph states that the Fund’s investments will be concentrated in the electric, gas, telecommunications and midstream energy sectors. In order to provide consistency with the cover page of the prospectus and provide clarity for prospective investors, please modify the first sentence of this paragraph to state that the Fund’s investments will be concentrated in the electric, gas and telecommunications sectors of the utility industry, and the midstream energy sector of the energy industry.

Response:

After further consideration, the Fund has come to the view that the midstream energy sector may be treated as a sector of the utility industry. As noted on page 6 of the prospectus, the midstream energy sector consists of companies involved to a significant extent in the gathering, transportation, processing, storing, marketing or distribution of natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal. Those activities are an integral part of the supply chain by which utilities provide electricity and gas to customers, and the Fund has concluded that treating them as part of a separate industry is not necessary. Accordingly, the Amended Registration Statement now defines the utility industry to include the electric, gas, water, telecommunications and midstream energy sectors and states on

Mayer Brown LLP

Mr. Bartz

Securities and Exchange Commission

June 22, 2011

page 15 of the prospectus that the Fund’s investments will be concentrated in those sectors of the utility industry. References to a separate “energy industry” have been deleted.

Prospectus Summary — Derivatives Risk (Page 19)

9.	The first paragraph of this section describes the risk to the Fund should a counterparty in a derivative transaction fail to perform its obligations due to financial difficulties. Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty. We may have additional comments after reviewing your response.

Response:

As noted on page 23 of the prospectus, the Fund will limit its exposure to any one derivatives counterparty to 25% of its total assets.

Prospectus Summary — Risk from Investments in Other Investment Companies (Page 20)

10.	This section states that the Fund may invest in the securities of other investment companies. Please disclose investments in the securities of other investment companies as an investment strategy of the Fund.

Response:

The Fund has determined that investing in the securities of other investment companies will not be a principal investment strategy of the Fund. Accordingly, we have moved disclosure about this strategy to page 5 of the Statement of Additional Information (“SAI”).

Summary of Fund Expenses (Page 23)

11.	The third caption in the table references “Expenses borne by the Fund.” Since all the fees and expenses described in this section are borne directly or indirectly by shareholders, please delete the words “borne by the Fund” from this caption.

Response:

As requested, on page 27 of the prospectus we have deleted the words “borne by the Fund.”

Mayer Brown LLP

Mr. Bartz

Securities and Exchange Commission

June 22, 2011

12.	Please modify the heading for the annual expense portion of the table from “Annual Expenses” to “Annual Expenses (as a percentage of net assets attributable to common shares).” See Item 3 of Form N-2.

Response:

As requested, on page 27 of the prospectus we have modified the heading for the annual expense portion of the table to “Annual Expenses (as a percentage of net assets attributable to common shares),” as shown in Item 3 of Form N-2.

13.	Footnote (1) to the fee table provides that DPIM has agreed to reimburse all organizational expenses of the Fund and to pay certain offering costs. Please include in footnote (1) an estimate of the following:

•	The size of the offering in dollars and shares;

•	The total offering costs in dollars and costs per share;

•	The offering costs expected to be paid by DPIM in dollars and costs per share; and

•	The offering costs expected to be paid by the Fund in dollars and costs per share.

Response:

On page 27 of the prospectus we have supplemented footnote (1) as requested.

14.	Please reformat footnote (3) into a narrative format so it will not be confused with the Fund’s fee table.

Response:

As requested, on page 27 of the prospectus footnote (3) (now renumbered as footnote (4)) has been reformatted into a narrative format.

Investment Objectives and Principal Investment Strategies — Short Sales (Page 35)

15.	This section describes the Fund’s strategy relative to short sales. Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.93.j (May 1, 2010).

Mayer Brown LLP

Mr. Bartz

Securities and Exchange Commission

June 22, 2011

Response:

Although the use of short sale transactions is not prohibited by the Fund’s investment policies and restrictions, the Fund has no present plans to engage in short sale transactions during the first 24 months following its inception. Accordingly, we have moved references to short sales to page 7 of the SAI. Additionally, we have included the estimated dividends paid on the Fund’s short sale transactions in the fee table on page 27 of the prospectus; for the foregoing reasons, such expenses are estimated to be $0.00.

Description of Capital Structure — Repurchase of Stock and Other Discount Measures (Page 68)

16.	This section provides disclosure regarding the possibility that the Board of Directors may take action to repurchase Common Shares in the open market or make tender offers for Common Shares. Please disclose:

•

The expected timing of and procedures associated with such repurchases including, in the case of a tender offer, when the purchase price will be determined and how shareholders may readily ascertain the net asset value per share during the period that the tender offer is open;

•	The means by which share repurchases will be funded, and any risks inherent in the policies relating to funding; and

•

A procedure for providing shareholders with a notice describing the terms of the tender offer, including information shareholders should consider in deciding whether or not to participate in the tender offer, and detailed instructions on how to tender shares. See Guide 2 to Form N-2.

Response:

As requested, we have provided additional disclosure on pages 73 and 74 of the prospectus regarding how the Fund’s Board of Directors will determine the size and timing of any repurchases or tender offers, and some of the factors the Board will consider. Disclosure was also added to explain that in the case of a tender offer, shareholders will receive a notice describing the terms of the tender offer, and will contain information that shareholders should consider in deciding whether or not to participate in the tender offer and will provide detailed instructions on how to tender shares. Also as requested, disclosure was added to indicate that, subject to its investment limitations, the Fund may borrow to finance the repurchase of stock or to make a tender offer, and explained that interest on any borrowings to finance share repurchase transactions or the accumulation of

Mayer Brown LLP

Mr. Bartz

Securities and Exchange Commission

June 22, 2011

cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income.

Statement of Additional Information

Investment Restrictions (Page 13)

17.	Please clarify in Investment Restriction (1) that the Fund will concentrate its investments in each of the utility industry and the energy industry.

Response:

As explained in our response to comment #8 above, the Fund will concentrate its investments in the utility industry, which the Amended Registration Statement defines to include the electric, gas, water, telecommunications and midstream energy sectors. Accordingly, we have revised Investment Restriction (1) on page 14 of the SAI.

Directors and Officers (Page 16)

18.	The table of information about the Fund’s directors discloses “Other Directorships Held by Director.” Please modify the table or provide other disclosure of any directorships held by each director during the past five years. See Item 18.6(b) to Form N-2.

Response:

We have amended the table beginning on page 17 of the SAI for the directors to include in the last column information regarding “Other Directorships Held by Director During Past 5 Years” (emphasis added).

19.	For each individual director, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the individual should serve as a director for the Fund, in light of the Fund’s business and structure. See Item 18.17 of Form N-2.

Response:

A description of the specific experience, qualifications, attributes and/or skills that led to the conclusion that the individual should serve as a director for the Fund, in light of the Fund’s business and structure, has been added to the SAI beginning on page 17.

Mayer Brown LLP

Mr. Bartz

Securities and Exchange Commission

June 22, 2011

General Comments

20.	Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement.

Response:

We have endeavored to make conforming changes throughout the registration statement.

21.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:

We acknowledge that the Staff may have additional comments to the Amended Registration Statement.

22.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response:

We advise that the Fund intends to omit the following information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act: the public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, and delivery dates. Such information will be contained in a form of prospectus filed with the Commission pursuant to Rule 497(h) under the Securities Act.

23.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

The Fund has not submitted and currently does not intend to submit an exemptive application or no-action request in connection with the Amended

Mayer Brown LLP

Mr. Bartz

Securities and Exchange Commission

June 22, 2011

Registration Statement.

24.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:

As requested, responses to your letter will be made in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.

25.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Fund acknowledges that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff are cognizant of their responsibility to provide all information investors require for an informed decision, and that the Fund and its management are cognizant of their responsibility for the accuracy and adequacy of the disclosures they have made.

*                *                 *                *

Any questions regarding the above responses or the Amended Registration Statement should be directed to either Lawrence R. Hamilton at (312) 701-7055 or Amy Ward Pershkow at (202) 263-3336.

Thank you for your attention to this filing.

Very truly yours,

/s/ Lawrence R. Hamilton
Lawrence R. Hamilton

cc:	Nathan I. Partain

Amy Ward Pershkow

The information in this Prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED JUNE , 2011

                        Shares

Duff & Phelps Global Utility

Income Fund Inc.

Common Stock

Duff & Phelps Global Utility Income Fund Inc. (the “Fund”) is a newly organized, non-diversified, closed-end management investment company.

Investment Objective.    The Fund’s investment objective is to seek total return, resulting primarily from (i) a high level of current income, with an emphasis on providing tax-advantaged dividend income, and (ii) growth in current income, and secondarily from capital appreciation. We cannot assure you that the Fund will achieve its investment objective.

Investment Strategies.    Under normal market conditions, the Fund will invest at least 80% of its total assets in dividend-paying equity securities of companies in the utility industry. The utility industry is defined in this Prospectus to include the following sectors: electric, gas, water, telecommunications and midstream energy. Under normal market conditions, the Fund will invest no more than 60% of its total assets in any one of those five sectors. In addition, under normal circumstances, the Fund will invest no more than 10% of its total assets in securities of any single issuer. Under normal market conditions, the Fund will invest at least 80% of its total assets in issuers located in at least three countries, including the United States. The percentage of the Fund’s assets invested in issuers located outside the United States will vary over time, but under normal market conditions will constitute no less than 40% and no more than 75% of the Fund’s total assets. No more than 15% of the Fund’s total assets will be invested in issuers located in “emerging market” countries.

No Prior Trading History.    Because the Fund is newly organized, its stock has no history of public trading. Shares of closed-end investment companies frequently trade at a discount from their net asset value and initial offering prices. The risks associated with this characteristic of closed-end investment companies may be greater for investors expecting to sell their shares in a relatively short period after completion of the initial public offering.

The Fund anticipates that its common stock will be approved for listing on the New York Stock Exchange under the symbol “DPG.”

(continued on following page)

An investment in the Fund’s common stock involves certain risks. See “Risks” beginning on page 45 of this Prospectus.

	Per Share	Total(1)
Public offering price	$20.00	$
Sales load(2)	$0.90	$
Proceeds, after expenses, to the Fund(3)	$19.06	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2011.

(1)	The Fund has granted the underwriters an option to purchase up to additional shares of common stock at the public offering price less the sales load within 45 days of the date of this Prospectus, solely to cover overallotments, if any. If this option is exercised in full, the total Public Offering Price, Sales Load, and Proceeds, After Expenses, to the Fund, will be $ , $ and $ , respectively. See “Underwriting.”.
(2)	DPIM (and not the Fund) has agreed to pay from its own assets a structuring fee to each of Wells Fargo Securities, LLC, and . DPIM (and not the Fund) may also pay certain qualifying underwriters a structuring fee, sales incentive fee, or additional compensation in connection with the offering.

(continued from previous page)

(notes from previous page)

(3)	Offering expenses paid by the Fund (other than the sales load), are estimated to total $ (or $0.04 per share). See “Underwriting.” DPIM has agreed to pay all offering costs (other than the sales load) that exceed $0.04 per share. DPIM has also agreed to reimburse all organizational expenses of the Fund.

The Fund intends to invest in securities that Duff & Phelps Investment Management Co. (“DPIM”), the Fund’s investment adviser, believes at the time of acquisition offer attractive total return potential and are eligible to pay dividends which, for individual shareholders, qualify for U.S. federal income taxation at rates applicable to long-term capital gains, which currently are taxed at a maximum rate of 15% (“tax-advantaged dividends”). The Fund may invest up to 25% of its total assets in limited partnerships and limited liability companies that are publicly traded and treated as partnerships for federal income tax purposes (“Master Limited Partnerships” or “MLPs”). The Fund may invest an aggregate of up to 20% of its total assets in (1) equity securities of companies outside of the sectors in which the Fund concentrates, (2) securities of electric, gas, water and midstream energy companies with market capitalization of less than $500 million, and securities of telecommunications companies with market capitalization of less than $1 billion, (3) debt obligations of companies in any industry or sector, (4) money market securities and money market mutual funds, and (5) derivative instruments related to companies in any industry or sector. The Fund’s net asset value and distribution rate will vary and may be affected by numerous factors, including changes in stock prices, market interest rates and dividend rates. Fluctuations in net asset value may be magnified as a result of the Fund’s use of leverage. An investment in the Fund may not be appropriate for all investors.

Leverage.    The Fund generally will seek to enhance total returns for holders of its common stock (“Common Shareholders”) over time through the use of financial leverage, which may include the borrowing of money (through the issuance of debt securities or otherwise) and the issuance of preferred stock (each a “Leverage Instrument” and collectively, “Leverage Instruments”). Under normal market conditions, the Fund’s policy is to utilize Leverage Instruments in an amount that represents approximately 30% of the Fund’s total assets, including proceeds from such Leverage Instruments (or approximately 43% of the Fund’s net assets). However, based on market conditions at the time, the Fund may use Leverage Instruments in amounts that represent less than 30% leverage. In addition, based on market conditions at the time, the Fund may use Leverage Instruments in amounts that represent greater than 30% leverage to the extent permitted by (1) the Investment Company Act of 1940 (“1940 Act”), or interpretations or modifications by the Securities and Exchange Commission (“SEC”), SEC staff or other authority with appropriate jurisdiction, or (2) exemptive or other relief or permission from the SEC, SEC staff or other authority. The Fund will not use leverage, however, if DPIM anticipates that it would result in a lower return to Common Shareholders over time. We cannot assure you that the Fund will utilize financial leverage or, if financial leverage is utilized, that it will be successful in enhancing the level of the Fund’s total return. The Fund does not intend to use financial leverage until the proceeds of this offering are substantially invested in accordance with the Fund’s investment objective. The Fund currently anticipates that it will be able to invest the net proceeds of this offering in accordance with the Fund’s investment objective within 30 to 45 days after the completion of this offering, and may thereafter use financial leverage. The Fund currently anticipates that leverage will initially be obtained through the use of a credit facility. See “Leverage” and “Risks—Risks Related to the Fund’s Use of Leverage.”

Investment Adviser.    DPIM will act as the Fund’s investment adviser. DPIM has been managing securities of utility companies since 1987. As of March 31, 2011, DPIM managed approximately $7.4 billion in assets, including approximately $3.0 billion in securities of utility companies. DPIM’s address is 200 South Wacker Drive, Suite 500, Chicago, Illinois 60606.

You should read this Prospectus, which contains important information about the Fund, before deciding whether to invest in the Fund’s common stock and retain it for future reference. A Statement of Additional Information, subject to completion, dated                 , 2011 (the “Statement of Additional Information”), containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus, which means that it is part of this Prospectus for legal purposes. You may request a free copy of the Statement of Additional Information, the table of contents of which is on page 84 of this Prospectus, annual and semi-annual reports to shareholders, when available, and other information about the Fund, by contacting Shareholder Services at (866) 270-7598 (toll-free) or by writing to Duff & Phelps Investment Management Co., 200 South Wacker Drive, Suite 500, Chicago, Illinois 60606, or visiting the Fund’s website (www.DPGfund.com), or obtain copies (and other information regarding the Fund) from the SEC’s web site (http://www.sec.gov).

PROSPECTUS SUMMARY

This is only a summary. This summary does not contain all of the information that you should consider before investing in the Fund’s common stock. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information, especially the information set forth under the heading “Risks.”

The Fund	Duff & Phelps Global Utility Income Fund Inc. (the “Fund”) is a newly organized Maryland corporation registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund offers investors the opportunity to achieve a high level of tax-advantaged dividend income through a professionally managed portfolio, substantially all of which may consist of dividend-paying equity securities of domestic and foreign companies in the utility industry. An investment in the Fund may not be appropriate for all investors. We cannot assure you that the Fund will achieve its investment objective.

The Offering	The Fund is offering shares of common stock (“Common Shares”) through a group of underwriters led by Wells Fargo Securities, LLC, and . The initial public offering price is $20.00 per Common Share. The minimum purchase in this offering is 100 Common Shares ($2,000). The underwriters have been granted an option to purchase up to additional Common Shares to cover over-allotments. The Fund’s investment adviser has agreed to (i) reimburse all organizational expenses of the Fund and (ii) pay all offering costs (other than the sales load) that exceed $0.04 per Common Share. See “Underwriting.”

Investment Objective and Principal Investment Strategies	The Fund’s investment objective is to seek total return, resulting primarily from (i) a high level of current income, with an emphasis on providing tax-advantaged dividend income, and (ii) growth in current income, and secondarily from capital appreciation.

Under normal market conditions, the Fund will invest at least 80% of its total assets in dividend-paying equity securities of companies in the utility industry. For purposes of the foregoing policy, dividend-paying equity securities must be issued by companies with a market capitalization of at least $500 million at the time of purchase, except with respect to companies in the telecommunications sector, which must have a market capitalization of at least $1 billion at the time of purchase. Also for purposes of the foregoing policy, the utility industry is defined to include the following sectors: electric, gas, water, telecommunications and midstream energy. These sectors are defined as follows:

•

The electric sector of the utility industry, which we sometimes refer to simply as the electric sector, consists of companies involved to a significant extent in the generation, transmission, distribution, delivery or sale of electricity.

•

The gas sector of the utility industry, which we sometimes refer to simply as the gas sector, consists of companies involved to a significant extent in the transmission, distribution, delivery or sale of natural gas.

•	The water sector of the utility industry, which we sometimes refer to simply as the water sector, consists of companies involved to a significant extent in the distribution or sale of water.

•

The telecommunications sector of the utility industry, which we sometimes refer to simply as the telecommunications sector, consists of companies involved to a significant extent in the transmission of voice, data or other information over the electromagnetic spectrum (including wireline telephone, wireless telephone, cable television, Internet and other communications media).

•

The midstream energy sector of the utility industry, which we sometimes refer to as the midstream energy sector, consists of companies involved to a significant extent in the gathering, transportation, processing, storing, marketing or distribution of natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.

A company will be deemed to be involved to a significant extent in a sector if at least 50% of its assets, gross income or profits are committed to or derived from the activities described as pertaining to that sector. In this Prospectus, we sometimes use the term “utilities industry” to refer collectively to the electric, gas, water, telecommunications and midstream energy sectors, and the term “utility companies” or “utilities” to refer to companies operating in one or more of those sectors.

Under normal market conditions, the Fund will invest no more than 60% of its total assets in any one of the following five categories: (1) the electric sector, (2) the gas sector, (3) the water sector, (4) the telecommunications sector or (5) the midstream energy sector. In addition, under normal circumstances, the Fund will invest no more than 10% of its total assets in securities of any single issuer.

Under normal market conditions, the Fund will invest at least 80% of its total assets in issuers located in at least three countries, including the United States. The percentage of the Fund’s total assets invested in issuers located outside the United States will vary over time, but under normal market conditions will constitute no less than 40% and no more than 75% of the Fund’s total assets. For purposes of the foregoing policy, an issuer will be deemed to be located in the United States if (1) it is organized in the United States; or (2) it is organized elsewhere but headquartered in the United States. No more than 15% of the Fund’s total assets will be invested in issuers located in “emerging market” countries.

employed. During periods in which the Fund is using leverage, the fees paid to DPIM for investment advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Managed Assets of the Fund, including proceeds from the issuance of preferred stock and borrowings.

Holders of the Fund’s preferred stock, if any, will be entitled to a pre-determined dollar amount of dividends and a fixed dollar amount upon liquidation of the Fund prior to the payment of any dividends or liquidation amounts to Common Shareholders. As a result, the effect of the additional advisory fees attributable to the increase in total assets resulting from the issuance of preferred stock will be borne entirely by Common Shareholders through a reduction of income available for distribution to Common Shareholders and possibly a reduction in the net asset value per Common Share.

In connection with the Fund’s anticipated use of leverage, DPIM may seek to hedge the associated interest rate risks through derivative instruments, which may include interest rate swaps, caps, floors and collars. These transactions involve investment techniques and risks different from those associated with portfolio transactions in securities of utility companies. We cannot assure you that any interest rate hedging transactions, if undertaken, will be successful, and such transactions may adversely affect the Fund’s achievement of its investment objective. For additional discussion of the risks associated with these hedging transactions, see “Risk Factors—Risks Related to the Fund’s Use of Leverage.”

Distributions

The Fund intends to make quarterly distributions to Common Shareholders of the net investment income of the Fund, after payment of interest on any outstanding borrowings or dividends on any outstanding preferred stock. DPIM expects that these distributions will consist predominantly of tax-advantaged dividends. The Fund may also make quarterly distributions in excess of its net investment company taxable income (which includes net short-term capital gain), in which case such excess will represent a return of capital that reduces Common Shareholders’ tax basis in their shares. Because the basis reduction would increase any future gain on a disposition of the shares the tax may be deferred until each Common Shareholder sells its Common Shares. A “return of capital” represents a return of a shareholder’s original investment in Common Shares, and should not be confused with a dividend from earnings and profits. The amount of net investment company taxable income available for each quarterly distribution, and the portion that qualifies as tax-advantaged dividends can vary depending on a number of factors, including dividends payable on the Fund’s preferred stock, if any, or other costs of leverage. We cannot assure you, therefore, that the Fund will continue to pay regular quarterly distributions, that it will do so at a particular rate, or that any specific portion of the Fund’s distributions will be tax-advantaged. The initial distribution is expected to be declared risk (the risk that catastrophic events such as natural disasters or terrorist attacks may result in substantial losses to companies in the midstream energy sector).

Water Sector Risk. The Fund may invest a significant portion of its total assets in securities of companies in the water sector. This may make the Fund more susceptible to adverse economic, political or regulatory occurrences affecting the water sector. As concentration of the Fund’s investments in a sector increases, so does the potential for fluctuation in the net asset value of Common Shares.

In the United States and around the world the water sector is highly fragmented because most of the supplies are owned by local authorities. Companies in the water sector are generally mature and are experiencing little or no per capita volume growth. In the opinion of DPIM, there may be opportunities for certain companies to acquire other water utility companies and for foreign acquisition of domestic companies. DPIM believes that favorable investment opportunities may result from consolidation of this segment. As with other utilities, however, increased regulation, increased costs and potential disruptions in supply may adversely affect investments in water sector utilities.

Concentration Risk. The Fund’s investments will be concentrated in the electric, gas, water, telecommunications and midstream energy sectors of the utility industry. The focus of the Fund’s portfolio on those specific sectors may present more risks than if the Fund’s portfolio were broadly spread over numerous sectors of the economy. A downturn in one or more of those sectors would have a larger impact on the Fund than on an investment company that does not concentrate solely in those specific sectors. At times, the performance of companies in those sectors will lag the performance of other sectors or the broader market as a whole.

Foreign Securities and Emerging Markets Risk.    Under normal market conditions the Fund will invest at least 80% of its total assets in issuers located in at least three countries, including the United States. The percentage of the Fund’s total assets invested in issuers located outside the United States will vary over time, but under normal market conditions, will be no less than 40% and no more than 75% of the Fund’s total assets (including no more than 15% of its total assets in issuers located in emerging market countries). When the Fund invests in securities of non-U.S. issuers, it will be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, social, political and economic instability, differences in securities regulation and trading, expropriation or nationalization of assets, and foreign taxation issues. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could

Tax Risk. The value of the Fund’s investments and its net asset value may be adversely affected by changes in tax rates and policies. Because the Fund’s investment objective is to seek total return, resulting primarily from (i) a high level of current income, with an emphasis on providing tax-advantaged dividend income, and (ii) growth in current income, and secondarily from capital appreciation, the attractiveness of investing in equity securities that pay tax-advantaged dividends in relation to other investment alternatives is affected by changes in federal income tax laws and regulations, including changes in the tax-advantaged dividend provisions. Absent further legislation, higher tax rates will apply to tax-advantaged dividends in taxable years beginning after December 31, 2012. Any proposed or actual changes in such rates, therefore, can significantly affect the after-tax returns of the Fund’s investments in equity securities. This could in turn affect the Fund’s net asset value and ability to acquire and dispose of equity securities at desirable returns and price levels. We cannot assure you as to the portion, if any, of the Fund’s dividends that will be tax-advantaged. Additionally, the Fund may not be a suitable investment for IRAs, for other tax-exempt or tax-deferred accounts or for investors who are not sensitive to the federal income tax consequences of their investments.

MLP Tax Risk. The Fund’s ability to meet its investment objective will depend, in part, on the level of taxable income and distributions the Fund receives from the equity securities in which it invests, a factor over which DPIM has no control. The benefit the Fund will derive from its investment in MLPs will be largely dependent on the MLPs being treated as partnerships and not as corporations for federal income tax purposes. As a partnership, an MLP generally has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by the Fund would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to the Fund, likely causing a reduction in the value of the Common Shares.

Risks Related to the Fund’s Use of Leverage. Under normal market conditions, the Fund’s policy is to utilize Leverage Instruments in an amount that represents approximately 30% of the Fund’s total assets (or approximately 43% of its net assets), including proceeds from such Leverage Instruments.

The issuance of Leverage Instruments represents the leveraging of Common Shares. Leverage is a technique that could adversely affect Common Shareholders. Unless the income and capital appreciation, if any, on securities acquired with the proceeds from Leverage Instruments exceed the costs of such Leverage Instruments, the use of leverage could cause the Fund’s net asset value to decline. When leverage is used, the net asset value and market value of the Common Shares will be more volatile. We cannot assure you that the Fund’s use of leverage will be successful.

Common Shareholders bear the costs of leverage through higher operating expenses. Because management fees are based on the Fund’s total assets, use of leverage increases the effective management fee borne by Common Shareholders. In addition, the issuance of additional Leverage Instruments by the Fund would result in offering expenses and other costs, which would ultimately be borne by Common Shareholders. Fluctuations in interest rates could increase the Fund’s interest or dividend payments on Leverage Instruments and could reduce cash available for distributions on Common Shares. Certain Leverage Instruments are subject to covenants regarding asset coverage, portfolio composition and other matters, which may affect the Fund’s ability to pay distributions to Common Shareholders in certain instances. The Fund may also be required to pledge assets to the lenders in connection with certain other types of Leverage Instruments.

Leverage involves other risks and special considerations for Common Shareholders, including the likelihood of greater volatility in the net asset value and market price of Common Shares than a comparable portfolio without leverage. That means that, in a declining market, leverage is likely to cause a greater decline in the net asset value of Common Shares than if the Fund were not leveraged. That, in turn, may result in a greater decline in the market price of Common Shares than if the Fund were not leveraged.

Leverage Instruments constitute a substantial lien and burden by reason of their prior claim against our income and against the Fund’s net assets in liquidation. The rights of lenders to receive payments of interest on and repayments of principal of any borrowings are senior to the rights of holders of Common Shares and preferred stock, with respect to the payment of distributions or upon liquidation. The Fund may not be permitted to declare dividends or other distributions, including dividends and distributions with respect to Common Shares or preferred stock or purchase Common Shares or preferred stock unless at such time, the Fund meets certain asset coverage requirements and no event of default exists under any borrowings. In addition, the Fund may not be permitted to pay distributions on Common Shares unless all dividends on any preferred stock and/or accrued interest on any borrowings have been paid, or set aside for payment.

In an event of default under any Leverage Instruments, the lenders or preferred stockholders have the right to cause a liquidation of collateral (i.e., sell portfolio securities) and, if any such default is not cured, the lenders or preferred stockholders may be able to control the liquidation as well. If an event of default occurs or in an effort to avoid an event of default, the Fund may be forced to sell securities at inopportune times and, as a result, receive lower prices for such security sales.

Certain types of leverage may subject the Fund to certain affirmative covenants relating to asset coverage and portfolio composition and may impose special restrictions on use of various investment techniques or strategies or in the Fund’s ability to pay distributions on Common Shares in certain instances. In addition, the Fund may be subject to certain negative covenants relating to transaction with affiliates, mergers and consolidation, among others.

While the Fund may from time to time consider reducing leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and net asset value associated with leverage, we cannot assure you that the Fund will actually reduce leverage in the future or that any reduction, if undertaken, will benefit Common Shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in leverage would likely result in a reduction in income and/or total returns to Common Shareholders relative to the circumstance if the Fund had not reduced leverage. The Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and the price of Common Shares if the prediction were to turn out to be correct, and determine not to reduce leverage as described above.

The Fund anticipates any borrowings being in the form of bank debt, reverse repurchase agreements, senior notes and/or other forms of borrowings. The terms of any preferred stock the Fund issues, including its dividend rate, voting rights, liquidation preference and redemption provisions, will be determined by the Board of Directors (subject to applicable law and the Fund’s charter) if and when it authorizes the preferred stock. If the Fund is unable to refinance such Leverage Instruments when they mature the Fund may be forced to sell securities in its portfolio to repay such Leverage Instruments. Further, if the Fund does not repay the Leverage Instruments when they mature, that will trigger an event of default under the terms of the Fund’s borrowings (which will likely increase the interest rate payable on such borrowings and give the lenders under such borrowings certain additional rights) and will trigger a higher dividend rate on the preferred stock.

In connection with the Fund’s anticipated use of leverage, DPIM may seek to hedge the associated interest rate risk through derivative instruments, which may include interest rate swaps, caps, floors and collars. There are economic costs of hedging reflected in the pricing of these derivative instruments which can be significant, particularly when long-term interest rates are substantially above short-term interest rates. The desirability of moderating these hedging costs will be a factor in DPIM’s choice of hedging strategies, although costs will not be the exclusive consideration in selecting hedge instruments. In addition, the Fund may select individual investments based upon their potential for appreciation without regard to the effect on current income in an attempt to mitigate the impact on the Fund’s assets of the expected normal cost of hedging.

There may be an imperfect correlation between interest rates and hedging positions entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. In addition, the Fund’s success in using hedge instruments will be subject to DPIM’s ability to predict correctly changes in the relationships of such hedge instruments to the Leverage Instruments used by the Fund, and we cannot assure you that DPIM’s judgment in this respect will be accurate. Consequently, the use of hedging transactions might result in a poorer overall performance for the Fund, whether or not adjusted for risk, than if the Fund had not hedged its interest rate exposure.

Finally, the 1940 Act provides certain rights and protections for preferred stockholders which may adversely affect the interests of Common Shareholders.

Credit Risk. Credit risk is the risk that an issuer of a preferred or debt security will become unable to meet its obligation to make dividend, interest and principal payments. In general, lower rated preferred or debt securities carry a greater degree of credit risk. If rating agencies lower their ratings of preferred or debt securities in the Fund’s portfolio, the value of those obligations could decline, which could jeopardize the rating agencies’ ratings of any preferred stock issued by the Fund. In addition, the underlying revenue source for a preferred or debt security may be insufficient to pay dividends, interest or principal in a timely manner. Any default by an issuer of a preferred or debt security could have a negative impact on the Fund’s ability to pay dividends on Common Shares. Even if the issuer does not actually default, adverse changes in the issuer’s financial condition may negatively affect its credit rating or presumed creditworthiness. These developments would adversely affect the market value of the issuer’s obligations.

Non-Investment Grade Securities Risk. The Fund may invest up to 15% of its total assets in preferred stocks and bonds of below investment grade quality (e.g., a rating below BBB by S&P or below

Baa by Moody’s, or unrated securities that DPIM considers to be their equivalent). The Fund’s investments in such securities, if any, are predominantly speculative because of the credit risk of their issuers. While offering a greater potential opportunity for capital appreciation and higher yields, preferred stocks and bonds of below investment grade quality entail greater potential price volatility and may be less liquid than higher-rated securities. Issuers of below investment grade quality preferred stocks and bonds are more likely to default on their payments of dividends/interest and liquidation value/principal owed to the Fund, and such defaults will reduce the Fund’s net asset value and income distributions.

Interest Rate Risk. Interest rate risk is the risk that preferred stocks paying fixed dividend rates and fixed-rate debt securities will decline in value because of changes in market interest rates. When interest rates rise, the market value of such securities generally will fall. The Fund’s investment in preferred stocks and fixed-rate debt securities means that the net asset value and price of the Common Shares may decline if market interest rates rise. Interest rates are currently low relative to historic levels. During periods of declining interest rates, an issuer of preferred stock or fixed-rate debt securities may exercise its option to redeem securities prior to maturity, forcing the Fund to reinvest in lower yielding securities. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected payments. This may lock in a below market yield, increase the security’s duration and reduce the value of the security. The value of the Fund’s common stock investments may also be influenced by changes in interest rates.

Derivatives Risk. Derivatives transactions (such as futures contracts and options thereon, options, and swaps) will subject the Fund to increased risk of principal loss due to imperfect correlation or unexpected price or interest rate movements. The Fund also will be subject to credit risk with respect to the counterparties to the derivatives contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. The Fund’s exposure to any single counterparty is limited to no more than 25% of the Fund’s total assets. As a general matter, dividends received on hedged stock positions are characterized as ordinary income and are not eligible for favorable tax treatment. In addition, use of derivatives may give rise to short-term capital gains and other income that would not qualify for payments by the Fund of tax-advantaged dividends.

The Fund may write covered call options, subject to the limitation that no more than 15% of the Fund’s total assets will be subject to covered call options. As the writer of a covered call option, during the option’s life the Fund gives up the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but the Fund retains the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. We cannot assure you that a liquid market will exist when the Fund seeks to close out an option position. If trading were suspended in an option the Fund purchased, the Fund would not be able to close out the option. If the Fund were unable to close out a covered call option that it had written on a security, the Fund would not be able to sell the underlying security unless the option expired without exercise.

Portfolio Turnover Risk. The techniques and strategies contemplated by the Fund may result in a high degree of portfolio turnover. The Fund cannot accurately predict its securities portfolio turnover rate, but anticipates that its annual portfolio turnover rate will not exceed 100% (excluding turnover of securities having a maturity of one year or less) under normal market conditions, although it could be materially higher under certain conditions. A high turnover rate (100% or more) would necessarily involve greater expenses to the Fund and could result in realization of net short-term capital gains.

Risks from Non-Diversified Status. As a non-diversified investment company under the 1940 Act, and the rules and regulations thereunder, the Fund may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. An investment in the Fund may, under certain circumstances, present greater risk to an investor than an investment in a diversified company because changes in the financial condition or market assessment of a single issuer may cause greater fluctuations in the value of the Common Shares. The Fund intends to comply with the diversification requirements of the Internal Revenue Code of 1986 (the “Code”), applicable to regulated investment companies. See “Taxes” in the Statement of Additional Information.

Inflation Risk.    Inflation risk is the risk that the purchasing power of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions thereon can decline. In addition, during any periods of rising inflation, dividend

SUMMARY OF FUND EXPENSES

The purpose of the following table and example is to help you understand all fees and expenses that you, as a Common Shareholder, would bear directly or indirectly. The expenses shown in the table and related footnotes are based on estimated amounts for the Fund’s first full year of operations and assume that the Fund issues approximately 10,000,000 Common Shares. If the Fund issues fewer shares of common stock, the expenses per share would be higher. The following table assumes the use of leverage in an amount equal to 30% of the Fund’s total assets (or approximately 43% of the Fund’s net assets) and shows Fund expenses as a percentage of net assets attributable to common stock.

Shareholder transaction expenses
Sales load (as a percentage of offering price)	4.5%
Expenses (as a percentage of offering price)	0.2%	(1)(2)
Dividend reinvestment and cash purchase plan fees	None	(3)

	Percentage of Net Assets Attributable to Common Stock (Assuming the Use of Leverage Equal to 30% of the Fund’s Total Assets)(4)
Annual Expenses (as a percentage of net assets attributable to Common Shares)
Management Fees	1.43%
Interest Payments on Borrowed Funds	0.54%
Other Expenses	0.29	%(5)

Total Annual Expenses	2.26%
Expense Reimbursements (years 1-2)	(0.36	)%(6)

Net Annual Expenses (years 1-2)	1.90	%(6)

(1)

DPIM has agreed to reimburse all organizational expenses of the Fund and pay all offering costs (other than the sales load) that exceed $0.04 per Common Share. Based on an estimated offering size of $200,000,000 (approximately 10,000,000 Common Shares), the Fund would pay a maximum of $400,000 of offering costs (or $0.04 per share) and DPIM would pay all offering costs in excess of $400,000, which are currently estimated to be $         (or $         per share).

(2)

DPIM (and not the Fund) has agreed to pay from its own assets a structuring fee to each of Wells Fargo Securities, LLC,            and            . DPIM (and not the Fund) may also pay certain qualifying underwriters a structuring fee, sales incentive fee, or additional compensation in connection with the offering.

(3)

There will be no brokerage charges with respect to Common Shares issued directly by the Fund under the dividend reinvestment and cash purchase plan. You will pay brokerage charges in connection with open market purchases or if you direct the plan agent to sell your Common Shares held in a dividend reinvestment account. You will also pay brokerage charges in connection with any voluntary cash purchases made through the plan.

(4)

Assuming no use of leverage, the Fund estimates that the percentage of net assets attributable to common stock for these expenses would be as follows: (A) 1.00% for management fees; (B) 0.29% for other expenses; (C) 1.29% for total annual expenses; (D) (0.25)% expense reimbursements for years 1-2; and (E) 1.04% net annual expenses for years 1-2.

(5)	Estimated expenses based on the current fiscal year.

(6)	DPIM has contractually agreed to reimburse the Fund for certain expenses in the amount of 0.25% of the Average Weekly Managed Assets of the Fund for the first 2 full years of the Fund’s operations,

securities, bears to the aggregate amount of any senior securities representing indebtedness issued by the Fund. Certain types of borrowings may also result in the Fund being subject to covenants in credit agreements relating to asset coverages or portfolio composition or otherwise, or to certain restrictions imposed by guidelines of one or more rating agencies which may issue ratings for any debt securities issued by the Fund. Such restrictions may be more stringent than those imposed by the 1940 Act.

The 1940 Act does (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal.

Credit Facility

As one form of borrowing, the Fund may enter into a credit facility with one or more commercial banks. Any such borrowings would constitute financial leverage. Such a facility is not expected to be convertible into any other securities of the Fund; outstanding amounts are expected to be prepayable by the Fund prior to final maturity without significant penalty and there are not expected to be any sinking fund or mandatory retirement provisions. Outstanding amounts would be payable at maturity or such earlier times as required by the agreement. The Fund may be required to prepay outstanding amounts under the facility or incur a penalty rate of interest in the event of the occurrence of certain events of default. The Fund would be expected to indemnify the lenders under the facility against liabilities they may incur in connection with the facility.

In addition, the Fund expects that such a credit facility would contain covenants that, among other things, likely will limit the Fund’s ability to pay dividends in certain circumstances, incur additional debt, change its fundamental investment policies and engage in certain transactions, including mergers and consolidations, and may require asset coverage ratios in addition to those required by the 1940 Act. The Fund may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund expects that any credit facility would have customary covenant, negative covenant and default provisions. We cannot assure you that the Fund will enter into an agreement for a credit facility on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, any such credit facility may in the future be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of preferred stock or debt securities or by the use of credit default swap contracts and the use of other derivative instruments and reverse repurchase agreements.

Repurchase of Stock and Other Discount Measures

Shares of closed-end investment companies often trade at a discount to their net asset values, and the Common Shares may also trade at a discount to their net asset value, although it is possible that they may trade at a premium above net asset value. The market price of the Common Shares will be determined by such factors as relative demand for and supply of Common Shares in the market, the Fund’s net asset value, general market and economic conditions and other factors beyond the control of the Fund. Although Common Shareholders do not have the right to redeem their Common Shares, the Board of Directors, in consultation with DPIM and VP Distributors, may take action to repurchase Common Shares in the open market or make tender offers for Common Shares. Such actions may have the effect of reducing any market discount from net asset value. In deciding whether to take such actions, the Board of Directors will consider such factors as the market price of the Common Shares, the net asset value of the Common Shares, the liquidity of the assets of the Fund, the effect on the Fund’s expenses, whether such transactions would impair the Fund’s status as a regulated investment company or result in a failure to comply with applicable asset coverage requirements, general economic conditions and such other events or conditions as may have a material effect on the Fund’s ability to consummate such transactions.

The size and timing of any such share repurchase program or tender offer will be determined by the Board of Directors in light of the market discount of the Fund’s common stock, trading volume of Common

Shares, information presented to the Board of Directors regarding the potential impact of any such share repurchase program or tender offer, general market and economic conditions and applicable law. If a tender offer is made, notice will be provided to Common Shareholders describing the terms of the tender offer, which will contain information that Common Shareholders should consider in deciding whether or not to participate in the tender offer and will provide detailed instructions on how to tender shares. Subject to its investment limitations, the Fund may borrow to finance the repurchase of stock or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income. We cannot assure you that the Board of Directors will, in fact, decide to undertake either of these actions or, if undertaken, that such actions will result in the Common Shares trading at a price that is equal to or approximates their net asset value. Although share repurchases and tenders could have a favorable effect on the market price of the Common Shares, you should be aware that the acquisition of Common Shares by the Fund would decrease the total net assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio and decreasing the asset coverage with respect to any Leverage Instruments outstanding. Any share repurchases or tender offers will be made in accordance with requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the 1940 Act and the principal stock exchange on which the Common Shares are traded.

Anti-Takeover Provisions in the Charter

The Fund’s charter includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving holders of Common Shares of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. The Board of Directors is divided into three classes, each having a term of three years. At each annual meeting of shareholders, the term of one class will expire. This means that you will not have an opportunity to vote in the election of certain classes of directors until the Fund’s second or third annual meeting. This provision could delay for up to two years the replacement of a majority of the Board of Directors. A director may be removed from office only for cause, and then only by the affirmative vote of the holders of at least 75% of the shares of stock entitled to be cast for the election of such director. For the purpose of this provision, “cause” means conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Fund through bad faith or active and deliberate dishonesty.

The Fund’s charter requires the favorable vote of 75% of the entire Board of Directors and the favorable vote of the holders of at least 75% of the Common Shares and shares of preferred stock (if any) entitled to be voted on the matter, voting together as a single class, to advise, approve, adopt or authorize the following:

•	a “Business Combination,” which includes the following:

•	a merger, consolidation or statutory share exchange of the Fund with another corporation,

•

an issuance or transfer by the Fund (in one or a series of transactions in any 12 month period) of any securities of the Fund to any person or entity for cash, securities or other property (or combination thereof) having an aggregate fair market value of $1,000,000 or more, excluding issuances or transfers of debt securities of the Fund, sales of securities of the Fund in connection with a public offering, issuances of securities of the Fund pursuant to a dividend reinvestment plan adopted by the Fund, issuances of securities of the Fund upon the exercise of any stock subscription rights distributed by the Fund and portfolio transactions effected by the Fund in the ordinary course of business, or

•

a sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Fund (in one or a series of transactions in any 12 month period) to or with any person or entity of any assets of the Fund having an aggregate fair market value of $1,000,000 or more except for portfolio

Investments in Other Investment Companies

The Fund may invest in the securities of other investment companies to the extent that such an investment would be consistent with the requirements of the 1940 Act and the rules thereunder. Investments in the securities of other investment companies may involve duplication of advisory fees and certain other expenses. By investing in another investment company, the Fund becomes a shareholder of that investment company. As a result, the Fund’s shareholders indirectly bear the Fund’s proportionate share of the fees and expenses paid by the shareholders of the other investment company, in addition to the fees and expenses Fund shareholders directly bear in connection with the Fund’s own operations.

Real Estate Investment Trusts

The Fund may invest in companies that are treated as real estate investment trusts for federal income tax purposes (“REITs”). REITs are financial vehicles that pool investors’ capital to acquire, develop and/or finance real estate and provide services to their tenants. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., regional malls, shopping centers, office buildings, apartment buildings and industrial warehouses. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. As REITs generally pay a higher rate of dividends than most other operating companies, to the extent application of the Fund’s investment strategy results in the Fund investing in REIT shares, the percentage of the Fund’s dividend income received from REIT shares will likely exceed the percentage of the Fund’s portfolio that is comprised of REIT shares. REIT income distributions received by the Fund generally will not be treated as tax-advantaged dividends.

Temporary Investments

The Fund will invest temporarily in cash, money market funds or cash equivalents. Cash equivalents are highly liquid, short-term securities such as commercial paper, certificates of deposit, short-term notes and short-term U.S. Government obligations.

Lending of Portfolio Securities

In order to generate additional income, the Fund may from time to time lend securities from its portfolio, with a value not in excess of 33 1/3% of its total assets, to brokers, dealers and financial institutions such as banks and trust companies for which it will receive collateral in cash, United States Government securities or an irrevocable letter of credit that will be maintained in an amount equal to at least 100% of the current market value of the loaned securities.

Foreign Securities

Under normal market conditions, the Fund expects to invest in issuers located in at least three different countries, including the United States. The value of foreign securities is affected by changes in currency rates, foreign tax laws (including withholding tax), government policies (in this country or abroad), relations between nations and trading, settlement, custodial and other operational risks. In addition, the costs of investing abroad are generally higher than in the United States, and foreign securities markets may be less liquid, more volatile and less subject to governmental supervision than markets in the United States. As an alternative to holding

5

agreements, lending portfolio securities and making short sales of securities “against the box.” The Fund intends to comply with regulations of the SEC involving “covering” or segregating assets in connection with the Fund’s use of options and futures contracts.

There are economic costs of hedging reflected in the pricing of futures, swaps, options, and swaption contracts which can be significant, particularly when long-term interest rates are substantially above short-term interest rates. The desirability of moderating these hedging costs will be a factor in DPIM’s choice of hedging strategies, although costs will not be the exclusive consideration in selecting hedge instruments. In addition, the Fund may select individual investments based upon their potential for appreciation without regard to the effect on current income in an attempt to mitigate the impact on the Fund’s assets of the expected normal cost of hedging.

There may be an imperfect correlation between changes in the value of the Fund’s portfolio holdings and hedging positions entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. In addition, the Fund’s success in using hedge instruments will be subject to DPIM’s ability to predict correctly changes in the relationships of such hedge instruments to the Fund’s portfolio holdings, and we cannot assure you that DPIM’s judgment in this respect will be accurate. Consequently, the use of hedging transactions might result in a poorer overall performance for the Fund, whether or not adjusted for risk, than if the Fund had not hedged its portfolio holdings.

Short Sales

The Fund may sell a security short if it owns at least an equal amount of the security sold short or another security convertible or exchangeable for an equal amount of the security sold short without payment of further compensation (a short sale against-the-box). In a short sale against-the-box, the short seller is exposed to the risk of being forced to deliver stock that it holds to close the position if the borrowed stock is called in by the lender, which would cause gain or loss to be recognized on the delivered stock. The Fund expects normally to close its short sales against-the-box by delivering newly-acquired stock.

The ability to use short sales against-the-box, certain equity swaps and certain equity collar strategies as a tax-efficient management technique with respect to holdings of appreciated securities is limited to circumstances in which the hedging transaction is closed out within 30 days of the end of the Fund’s taxable year and the underlying appreciated securities position is held unhedged for at least the next 60 days after the hedging transaction is closed. Not meeting these requirements would trigger the recognition of gain on the underlying appreciated securities position under the federal tax laws applicable to constructive sales.

Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. Short-selling exposes the Fund to unlimited risk with respect to that security due to the lack of an upper limit on the price to which an instrument can rise. Although the Fund reserves the right to utilize short sales, DPIM is under no obligation to utilize short sales at all.

Options on Securities

In order to hedge against adverse market shifts, the Fund may utilize up to 5% of its total assets to purchase put and call options on securities. In addition, the Fund may seek to increase its income or may hedge a portion of its portfolio investments through writing (i.e., selling) covered put and call options. A put option embodies the right of its purchaser to compel the writer of the option to purchase from the option holder an underlying security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying security or its equivalent covered by the option or its equivalent from the writer of the option at the stated exercise price. Under interpretations of the SEC currently in effect, which may change from time to time, a “covered” call option means that so long as the Fund is obligated as the writer of the option, it will own (1) the underlying instruments subject to the option, (2) instruments convertible into or exchangeable for the instruments subject to the option or (3) a call option on the relevant instruments with an exercise price no higher than the exercise price on the call option written.

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currency exchange rate fluctuations. The Fund may use forward contracts to shift exposure to foreign currency exchange rate changes from one currency to another. Short-term hedging provides a means of fixing the dollar value of only a portion of portfolio assets.

Currency transactions are subject to the risk of a number of complex political and economic factors applicable to the countries issuing the underlying currencies. Furthermore, unlike trading in most other types of instruments, there is no systematic reporting of last sale information with respect to the foreign currencies underlying the derivative currency transactions. As a result, available information may not be complete. In an over-the-counter trading environment, there are no daily price fluctuation limits. There may be no liquid secondary market to close out options purchased or written, or forward contracts entered into, until their exercise, expiration or maturity. There is also the risk of default by, or the bankruptcy of, the financial institution serving as a counterparty.

Investment Restrictions

The following investment restrictions of the Fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities, which as used in this SAI means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the Fund. As a matter of fundamental policy the Fund:

(1) Will concentrate its investments in dividend-paying equity securities of companies in the utility industry;

(2) May not borrow money, except as permitted by (a) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (b) exemptive or other relief or permission from the SEC, SEC staff or other authority;

(3) May not issue senior securities, as defined in the 1940 Act, other than (a) preferred stock which immediately after issuance will have asset coverage of at least 200%, (b) indebtedness which immediately after issuance will have asset coverage of at least 300% or (c) borrowings permitted by investment restriction (2) above;

(4) May not purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities); provided that the purchase of investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin;

(5) May not underwrite securities issued by other persons, except insofar as it may technically be deemed to be an underwriter under the Securities Act in selling or disposing of a portfolio investment;

(6) May not make loans to other persons, except by (a) the acquisition of loan interests, debt securities and other obligations in which the Fund is authorized to invest in accordance with its investment objective and policies, (b) entering into repurchase agreements and (c) lending its portfolio securities;

(7) May not purchase or sell real estate, although it may purchase and sell securities which are secured by interests in real estate and securities of issuers which invest or deal in real estate; provided that the Fund reserves the freedom of action to hold and to sell real estate acquired as a result of the ownership of securities; and

(8) May not purchase or sell physical commodities or contracts for the purchase or sale of physical commodities; provided that physical commodities do not include futures contracts with respect to securities, securities indices, currencies, interest or other financial instruments.

With respect to the fundamental policy relating to borrowing money set forth in (2) above, the 1940 Act currently permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets for any

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DIRECTORS AND OFFICERS

The Board of Directors of the Fund is responsible for the overall management and supervision of the affairs of the Fund. The Fund currently has ten directors.

Under the Fund’s charter, the Board of Directors is divided into three classes of directors serving staggered three-year terms. The term of the first class will expire in 2012; terms of the second and third classes will expire in 2013 and 2014, respectively. At each annual meeting of stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

•	The Fund’s Class I directors will be Stewart E. Conner, Nancy Lampton, Eileen A. Moran and David J. Vitale and their term will expire at the annual meeting of stockholders to be held in 2012.

•	The Fund’s Class II directors will be Robert J. Genetski, Philip R. McLoughlin, and Nathan I. Partain and their term will expire at the annual meeting of stockholders to be held in 2013.

•	The Fund’s Class III directors will be Geraldine M. McNamara, Christian H. Poindexter, and Carl F. Pollard and their term will expire at the annual meeting of stockholders to be held in 2014.

The following table includes information regarding the Fund’s directors and officers, and their principal occupations and other affiliations during the past five years. The addresses for all directors are 200 South Wacker Drive, Suite 500, Chicago, Illinois 60606. The “independent directors” consist of those directors who are not “interested persons” of the Fund, as that term is defined under the 1940 Act. All of the Fund’s directors currently serve on the board of directors of three other registered closed-end investment companies that are advised by DPIM: DNP Select Income Fund Inc. (“DNP”), DTF Tax-Free Income Inc. (“DTF”) and Duff & Phelps Utility and Corporate Bond Trust Inc. (“DUC”). None of the Fund’s independent directors or any of their immediate family members, has ever been a director, officer or employee of DPIM or its affiliates.

Interested Directors and Officers

Name and Age	Position(s) Held with Registrant	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Directorships Held by Director During Past 5 Years
Nathan I. Partain, CFA(2) Age 54	Director, President and Chief Executive Officer	Term expires in 2013. Has served since March 2011.	President and Chief Investment Officer of DPIM since 2005 (Executive Vice President 1997-2005); President and Chief Executive Officer of DNP since February 2001 (Chief Investment Officer since 1998; Executive Vice President 1998-2001); President and Chief Executive Officer of DTF and DUC since 2004.	4	Director, Otter Tail Corporation (manages diversified investments in the electric, plastics, manufacturing, health services, food ingredient processing and other business operations sectors).

	Mr. Partain was selected to serve on the Board because of his significant knowledge of the Fund’s operations as CEO of the Fund and President of DPIM, and because of his experience serving as a director of another public utility company and chair of its audit committee.

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Name and Age	Position(s) Held with Registrant	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Directorships Held by Director During Past 5 Years
Christian H. Poindexter(3) Age 72	Director	Term expires in 2014. Has served since May 2011.	Retired Executive, Constellation Energy Group, Inc. (public utility holding company) since March 2003 (Executive Committee Chairman, July 2002-March 2003; Chairman of the Board, April 1999-July 2002; Chief Executive Officer, April 1999-October 2001; President, April 1999-October 2000); Chairman, Baltimore Gas and Electric Company, January 1993-July 2002 (Chief Executive Officer January 1993-July 2000; President, March 1998-October 2000; Director, 1988-2003)	4	Director, The Baltimore Life Insurance Company

	Mr. Poindexter was selected to serve on the Board because of his knowledge about the public utility industry, his experience of overseeing investment management and his experience with corporate governance, financial and accounting matters and evaluating financial results and overseeing the operations and the financial reporting process of a large public company.

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Name and Age	Position(s) Held with Registrant	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Directorships Held by Director During Past 5 Years
David J. Vitale(3) Age 64	Director and Chairman of the Board(4)	Term expires in 2012. Has served since May 2011.	Chairman of the Board of DNP, DTF and DUC since May 2009; Executive Chairman, Urban Partnership Bank since August 2010; Private investor January 2009-August 2010; Senior Advisor to the CEO, Chicago Public Schools, April 2007-December 2008 (Chief Administrative Officer, April 2003-April 2007; President and Chief Executive Officer, Board of Trade of the City of Chicago, Inc. March 2001-November 2002; Vice Chairman and Director, Bank One Corporation, 1998-1999; Vice Chairman and Director, First Chicago NBD Corporation, and President, The First National Bank of Chicago, 1995-1998; Vice Chairman, First Chicago Corporation and The First National Bank of Chicago, 1993-1998 (Director, 1992-1998; Executive Vice President, 1986-1993)	4	Director, UAL Corporation (airline holding company), Urban Partnership Bank, Alion Science and Technology Corporation, ISO New England Inc. (independent system operator of New England’s electricity supply), Ariel Capital Management, LLC and Wheels, Inc. (automobile fleet management)

	Mr. Vitale was selected to serve on the Board because of his extensive experience as an executive in both the private and public sector, his experience serving as a director of other public companies and his knowledge of financial matters, capital markets, investment management and the utilities industry.

Deborah A. Jansen, CFA Age 55	Chief Investment Officer	Has served since March 2011.	Senior Vice President of DPIM since 2001.	N/A	N/A

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Name and Age	Position(s) Held with Registrant	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Directorships Held by Director During Past 5 Years
Alan M. Meder, CFA, CPA Age 51	Treasurer, Assistant Secretary	Has served since March 2011.	Senior Vice President of DPIM since 1994 (Chief Risk Officer since 2001); Treasurer of DTF and DUC since 2000 (Principal Financial and Accounting Officer and Assistant Secretary since 2002); Treasurer and Principal Financial and Accounting Officer of DNP since 2011 (Assistant Secretary since 2010; Assistant Treasurer 2010-2011); Member of Board of Governors of CFA Institute since 2008 (Chair of Audit Committee since 2010); Financial Accounting Standards Advisory Council Member since 2011.	N/A	N/A

T. Brooks Beittel, CFA Age 62	Secretary	Has served since March 2011.	Executive Vice President and Assistant Chief Investment Officer of DPIM since 2008 (Senior Vice President 1993-2008, Vice President 1987-1993); Secretary and Senior Vice President of DNP since 1995; and Secretary of DTF and DUC since 2005.	N/A	N/A

Joyce B. Riegel Age 56	Chief Compliance Officer	Has served since March 2011.	Senior Vice President and Chief Compliance Officer of DPIM since 2004 (Vice President and Chief Compliance Officer 2002-2004); Chief Compliance Officer of DNP since 2004; Chief Compliance Officer of DTF and DUC since 2003; and Vice President and Chief Compliance Officer of Stein Roe Investment Counsel LLC (2001-2002).	N/A	N/A

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Independent Directors

Name and Age	Position(s) Held with Registrant	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Directorships Held by Director During Past 5 Years
Stewart E. Conner Age 69	Director	Term expires in 2012. Has served since May 2011.	Attorney, Wyatt Tarrant & Combs LLP since 1966 (Chairman, Executive Committee 2000-2004, Managing Partner 1988-2000)	4

	Mr. Conner was selected to serve on the Board because of his legal experience, his leadership skills gained from serving as managing partner and chairman of a large law firm and his experience in working with public companies and boards of directors of public companies.

Robert J. Genetski Age 68	Director	Term expires in 2013. Has served since May 2011.	President, Robert Genetski & Associates, Inc. (economic and financial consulting firm) since 1991; Senior Managing Director, Chicago Capital Inc. (financial services firm) 1995-2001; former Senior Vice President and Chief Economist, Harris Trust & Savings Bank	4	Director, Midwest Banc Holdings, Inc. 2005-2010

	Dr. Genetski was selected to serve on the Board because of his academic and professional qualifications as an economist and a writer and speaker on economic topics and his experience in overseeing investment research and asset management operations.

Nancy Lampton Age 68	Director and Vice Chairman of the Board	Term expires in 2012. Has served since May 2011.	Vice Chairman of the Board of DNP since February 2006, Vice Chairman of the Board of DTF and DUC since May 2007; Chairman and Chief Executive Officer, Hardscuffle Inc. (insurance holding company) since January 2000; Chairman and Chief Executive Officer, American Life and Accident Insurance Company of Kentucky since 1971	4	Director, Constellation Energy Group, Inc. (public utility holding company); Advisory Board Member, CanAlaska Uranium Ltd.

	Ms. Lampton was selected to serve on the Board because of her knowledge of asset management gained from serving as CEO of an insurance company, her experience serving as a director of a public company in the electric and natural gas utility industry and her specialized knowledge of issues relating to nuclear power.

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Name and Age	Position(s) Held with Registrant	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Directorships Held by Director During Past 5 Years
Philip R. McLoughlin Age 64	Director	Term expires in 2013. Has served since May 2011.	Partner, CrossPond Partners, LLC (investment management consultant) since 2006; Managing Director, SeaCap Partners LLC (strategic advisory firm) 2009-2010; Private investor 2004-2006; Consultant to Phoenix Investment Partners, Ltd. (“PXP”), 2002-2004; Chief Executive Officer of PXP, 1995-2002 (Chairman 1997-2002, Director 1995-2002); Executive Vice President and Chief Investment Officer, The Phoenix Companies, Inc. (“Phoenix”) 2000-2002	56	Chairman of the Board, The World Trust Fund (closed-end fund); Director of Argo Group International Holdings, Inc. (insurance holding company formerly known as PXRE Group Ltd.) 1999-2009

	Mr. McLoughlin was selected to serve on the Board because of his understanding of asset management and mutual fund operations and strategy gained from his experience as CEO of an asset management company and chief investment officer of an insurance company.

Geraldine M. McNamara Age 60	Director	Term expires in 2014. Has served since May 2011.	Private investor since July 2006; Managing Director, U.S. Trust Company of New York 1982-July 2006	48

	Ms. McNamara was selected to serve on the Board because her experience of advising individuals on their personal financial management has given her an enhanced understanding of the goals and expectations that individual investors bring to the Fund.

Eileen A. Moran Age 56	Director	Term expires in 2012. Has served since May 2011.	Private investor since April 2011; President and Chief Executive Officer, PSEG Resources L.L.C. (investment company) 1990-April 2011	4

	Ms. Moran was selected to serve on the Board because of her experience in managing a large portfolio of assets, a significant portion of which are invested in the electric and natural gas utility industry.

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Name and Age	Position(s) Held with Registrant	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(1) Overseen by Director	Other Directorships Held by Director During Past 5 Years
Carl F. Pollard Age 72	Director	Term expires in 2014. Has served since May 2011.	Owner, Hermitage Farm LLC (thoroughbred breeding) since January 1995; Chairman, Columbia Healthcare Corporation 1993-1994; Chairman and Chief Executive Officer, Galen Health Care, Inc. March-August 1993; President and Chief Operating Officer, Humana Inc. 1991-1993 (previously Senior Executive Vice President, Executive Vice President and Chief Financial Officer)	4	Chairman of the Board and Director, Churchill Downs Incorporated 2001-June 2011 (Director 1985-June 2011)

	Mr. Pollard was selected to serve on the Board because of his extensive experience with financial and accounting matters, evaluating financial results and overseeing the operations and the financial reporting process of a large public company.

*	Except as otherwise indicated, each individual has held the office shown or other offices in the same company for the last five year.
(1)	The term “Fund Complex” means two or more registered investment companies that:
(a)	hold themselves out to investors as related companies for purposes of investment and investor services; or
(b)	have a common investment adviser or that have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.
(2)	Mr. Partain is an interested person of the Fund by reason of his position as President and Chief Executive Officer of the Fund and President, Chief Investment Officer and employee of DPIM.
(3)	Until the completion of the Fund’s initial public offering, Mr. Poindexter and Mr. Vitale are interested persons of the Fund because they own stock in Wells Fargo & Company, the publicly-traded parent company of Wells Fargo Securities, LLC, a principal underwriter of the offering. Upon the completion of the initial public offering, they will be independent directors.
(4)	On June 14, 2011, Mr. Vitale recused himself from performing the duties of Chairman of the Board. Until the completion of the Fund’s initial public offering, the duties of Chairman of the Board are being performed by Nancy Lampton as Vice Chairperson of the Board. Mr. Vitale will resume performing the Chairman’s duties upon the completion of the initial public offering.

The Audit Committee of the Board of Directors (“Audit Committee”) is comprised of Robert J. Genetski, Philip R. McLoughlin (financial expert) and Carl F. Pollard (chairman and financial expert). The Audit Committee’s functions include making recommendations to the directors regarding the selection and performance of the independent accountants, and reviewing matters relative to accounting and auditing practices and procedures, accounting records, and the internal accounting controls, of the Fund, and certain service providers.

The Nominating and Governance Committee of the Board of Directors (“Nominating and Governance Committee”) is comprised of Nancy Lampton, Geraldine M. McNamara and Christian H. Poindexter (chairman). The Nominating and Governance Committee selects nominees for election as directors, recommends individuals to be appointed by the board as Fund officers and members of board committees and makes recommendations regarding other Fund governance and board administration matters. In identifying potential director nominees, the Nominating and Governance Committee considers candidates recommended by one or more of the following sources: the Fund’s current directors, the Fund’s officers, the Fund’s shareholders and any other source the

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